Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Applauds Passage of Hemp Bill by Texas Senate – Bill Now

Returns to Texas House to Consider Senate’s Amendments

Vancouver, BC, May 16, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) applauds the passage yesterday by a unanimous vote of House Bill 1325 (“HB 1325” or “the Bill”) today by the Texas State Senate. HB 1325 is a bi-partisan bill that, if passed into law, will establish a Texas Hemp Program, providing a regulatory and licensing framework for the cultivation and processing of hemp, as well as for products made from hemp, including cannabidiol (CBD). On April 24, 2019, HB 1325 was unanimously passed by the Texas State House of Representatives.

As per normal legislative procedure, HB 1325 will now return to the House of Representatives for consideration of the Senate’s amendments to the Bill. Should the House of Representatives not concur with the Senate’s amendments, the Bill will proceed to Conference Committee for resolution, and then proceed to a final vote by both the House of Representatives and the Senate. Should the House of Representatives concur with the Senate’s amendments to the Bill, HB 1325 will become law as a result of the super majority vote in both the House of Representative and the Senate, subject to the June 16 deadline for the Governor to veto bills — a highly unlikely proposition for a bill that passed both houses unanimously.

“This is another very positive step forward in the legislative process toward the legalization of the cultivation and processing of hemp in Texas,” said Michael DeGiglio, CEO of Village Farms. “We are encouraged by this progress and look forward to HB 1325 being passed into law and the considerable opportunities that will present for our Company.”

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established a joint venture, Village Fields Hemp USA, LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

2